UNICORP, INC.
1117 Herkimer Street, Suite 110
Houston, Texas 77008
(713) 802-2944

February 3, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:  Unicorp, Inc.
Registration Statement on Form SB-2
Filed on November 16, 2005
File No. 0-10351

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), please consider this correspondence as an application to the United States Securities and Exchange Commission (the “Commission”) for an order permitting Unicorp, Inc. (the “Registrant”) to withdraw the Registration Statement on Form SB-2 filed by the Registrant on November 16, 2005 (the “Registration Statement”). The Registrant is requesting the withdrawal because it does not appear that the private offering of securities to be registered under the Registration Statement, was completed. No securities were sold in connection with the Registration Statement.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as practicable.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Clayton E. Parker, Esq., or Christopher K. Davies, Esq., legal counsel to the Registrant, at 305-539-3300. Please provide a copy of the Order consenting to this withdrawal to Messrs. Parker and Davies by facsimile at 305-358-7095. Thank you for your assistance.

                                                                        Sincerely,

                                                                         /s/ Kevan Casey
                                                                        Kevan Casey
                                                                        Chief Executive Officer